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SEC 10027936 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG Americas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goune 201-839-8575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Goune, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

CHRISTOPHER RUFFINO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU5050164
Qualified In Dutchess County
My Commission Expires December 05, ~~2009~~ 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of
SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2010

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2009

(In Thousands)

Assets		
Cash		$ 2,044
Cash segregated for regulatory purposes		75,014
Receivables from brokers, dealers and clearing organizations		1,260,522
Receivables from customers		32,259
Receivables from non-customers		36,751
Collateralized agreements:		
Securities borrowed		8,233,809
Securities received as collateral		5,611,574
Securities owned, at fair value	$ 2,569,938	
Securities owned and pledged as collateral, at fair value	4,092,279	
Total securities owned, at fair value		6,662,217
Other assets		281,006
Total assets		$ 22,195,196
Liabilities and member's equity		
Short-term borrowings		$ 4,562,509
Payables to brokers, dealers and clearing organizations		145,404
Payables to customers		57,482
Payables to non-customers		2,335,903
Collateralized financings:		
Securities loaned		6,193,692
Obligation to return securities received as collateral		5,611,574
Securities sold, not yet purchased, at fair value		233,729
Accrued expenses and other liabilities		240,695
Total liabilities		19,380,988
Commitments, contingencies and guarantees:		
Subordinated borrowings		640,000
Member's equity		2,174,208
Total liabilities and member's equity		$ 22,195,196

The accompanying notes are an integral part of the statement of financial condition.

SG Americas Securities, LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a large diversified financial institution based in Paris, France, that is engaged in three core businesses: retail banking and specialized financial services; global investment management and services; and corporate and investment banking.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions; Energy & Natural Resources and Infrastructure providers, among others.

The Company has its headquarters in New York City and offices in Boston, Chicago, Los Angeles, Houston and Jersey City.

The Company is a registered broker and dealer of securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. It is a member of the New York Stock Exchange, the NASDAQ and other regional exchanges.

2. Significant Accounting Policies

Use of Estimates

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions related to fair value measurements and provision for potential losses that may arise from litigation and regulatory proceedings. Although these and other estimates and assumptions are based on best available information, actual results could be materially different from these estimates.

2. Significant Accounting Policies (continued)

Collateralized Agreements and Financings

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements**

  Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government and agency obligations, and are accounted for as collateralized agreements and financing transactions.

  Resale and repurchase agreements are recorded at their contract amounts. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. The Company nets certain resale and repurchase agreements with the same counterparty on the statement of financial condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210 - *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met. The Company did not have any open resale or repurchase agreements at December 31, 2009.

- **Securities Borrowed and Loaned**

  Securities borrowed and securities loaned are generally collateralized by nongovernmental securities and are also accounted for as collateralized agreements and financing transactions. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower.

  Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

  Securities collateral are advanced or received in certain securities borrowed and securities loaned transactions. As required by FASB ASC 860 - *Transfers and Servicing*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as securities received as collateral and a corresponding obligation to return securities received as collateral on the statement of financial condition.

2. Significant Accounting Policies (continued)

Accrued interest and fees from collateralized agreements and collateralized financing are included in other assets or accrued expenses and other liabilities on the statement of financial condition. The contract values of collateralized agreements and financings approximate fair values.

Financial Instruments

Financial instruments consist of proprietary securities and derivative activities.

- **Securities Transactions**

  Proprietary securities transactions are entered into for trading purposes and generally include equity stock index securities, exchange traded funds ("ETF"), corporate, and government securities.

  Securities transactions in regular-way trades are recorded on a trade date basis, as if they are settled. Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net by clearing organizations on the statement of financial condition.

  Securities balances are carried at fair value or amounts that approximate fair value. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Certain non-marketable positions are valued to the extent publicly available information related to the underlying asset is available or from various internally developed pricing models.

- **Derivative Transactions**

  The Company enters into various derivative transactions (including futures, forwards, and listed options contracts) for trading purposes, as a means of risk management. The Company's primary derivative activity is to hedge its basket trading portfolio by taking an offsetting position in a related equity-index futures contract.

  The fair values of certain forward contracts and listed options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition. The fair values of open futures contracts are reported net in receivable from or payable to brokers, dealers and clearing organizations on the statement of financial condition.

  The Company also entered into other over the counter ("OTC") derivative transactions for purposes other than trading, as a means to economically hedge the fluctuation in certain

2. Significant Accounting Policies (continued)

deferred compensation. The fair values of these contracts are included in other assets and accrued expenses and other liabilities on the statement of financial condition.

Fair Value Measurements

In September 2006 the FASB issued FASB ASC 820 - *Fair Value Measurements and Disclosures,* which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company adopted the provisions of FASB ASC 820 - *Fair Value Measurements and Disclosures* when they became effective on January 1, 2008.

ASC 820 - *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 - *Fair Value Measurements and Disclosures* are as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include equity stock index securities, ETFs, listed US options and other publicly traded funds.

- Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company's Level 2 balances include certain exchange shares and certain derivative contracts with no active markets.

- Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 balances generally include securities with no observable markets.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

2. Significant Accounting Policies (continued)

Customer and Non-Customer Transactions

Customer and non-customer on the accompanying statement of financial condition are as defined by SEC rule 15c3-3 and include client securities and other trading accounts. Client securities transactions are recorded on a settlement date basis.

Receivables from and payables to customers and non-customers include amounts due on cash and margin accounts. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected in the statement of financial condition.

Other Assets

Property, leasehold improvements and equipment ("Fixed assets"), net of accumulated depreciation and amortization are included in other assets on the statement of financial condition. Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

The useful life on fixed assets ranged from 3 to 13 years at December 31, 2009.

The Company has ownership interest in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are reported on the statement of financial condition as securities owned, at fair value, and other assets, respectively. Exchange memberships that provide the right to conduct business on the exchanges are classified as intangible assets and are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments recorded in 2009.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business on the statement of financial condition date.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company that has elected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of Societe Generale SA's US branch tax filings.

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

Accounting Developments

Effective September 30, 2009, the Company adopted the new FASB Codification which is included as a part of ASC 105 – *Generally Accepted Accounting Principles* (GAAP). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The subsequent issuances of new standards will be in the form of Accounting Standards Updates (ASU) that will be included in the Codification. As the Codification was not expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its statement of financial condition.

Effective January 1, 2009, the Company adopted a new accounting standard which is a part of ASC 815 – *Derivatives and Hedging*. The new accounting standard intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Since this standard requires only additional disclosures concerning derivatives and hedging activities, the adoption of it did not have a material impact on the Company's statement of financial condition.

Effective June 30, 2009, the Company adopted a new accounting standard which is a part of ASC 820 - *Fair Value Measurements* and disclosures. The new accounting standard provides guidance in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that we have identified as not orderly. This new accounting standard does not change the objective of fair value measurement, which is to identify the price that would be received to exchange an asset or liability in an orderly transaction at the measurement date between market participants. Rather it provides additional guidance related to: (1) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (2)

2. Significant Accounting Policies (continued)

circumstances that may indicate that a transaction is not orderly (i.e. forced liquidation or distressed sale). The Company's adoption of this standard did not have a material impact on its statement of financial condition.

Effective June 30, 2009, the Company adopted a new accounting standard which is a part of ASC 820 – *Fair Value Measurements and Disclosures.* This new accounting standard requires disclosures in the body or in the accompanying notes of its summarized financial information for interim reporting periods of the fair value of all financial instruments for which it is practicable to estimate fair value, whether recognized or not recognized in the balance sheet. Such disclosures were previously required only in annual financial statements. This new accounting standard also requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions. The Company's adoption of this standard did not have a material impact on its statement of financial condition.

Effective October, 2009, the Company adopted a new accounting standard which is a part of ASC 820 – *Fair Value Measurements and Disclosures*. The new accounting standard provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. The Company's adoption of this standard did not have a material impact on its statement of financial condition.

Effective June 30, 2009, the Company adopted a new accounting standard which is a part of ASC 855 – *Subsequent Events*. The new accounting standard has established general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This standard is based on the same principles as those that currently exist in auditing standards with the addition of some new terminology. Since this standard requires only additional financial statement disclosures, the adoption of it did not have a material impact on the Company's statement of financial condition.

In June 2009, the FASB amended the derecognition provisions in the accounting guidance for transfers and servicing. The amendments are included in ASC 860 – *Transfers and Servicing*. The amended derecognition provisions will be effective for financial asset transfers occurring on and after January 1, 2010 for the Company. The Company does not expect that the adoption of this new standard will have a material impact on its statement of financial condition.

3. Financial Instruments

Securities owned, at fair value, including those pledged as collateral and securities sold, not yet purchased, at fair value at December 31, 2009, consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Equity Securities	$ 6,658,817	$ 232,026
Derivatives	3,400	1,703
Total	$ 6,662,217	$ 233,729

Securities owned and pledged as collateral represent proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or re-pledge the securities to others.

4. Collateralized Transactions

In the normal course of business, the Company receives securities, primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to sell or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2009, the market value of securities received as collateral by the Company that it was permitted by contract or custom to deliver or re-pledge was $22 billion, of which the Company delivered or re-pledged $12.5 billion.

The Company received securities in connection with certain (non-cash) securities loan agreements. As required by FASB ASC 860 - *Transfers and Servicing*, the Company reported the market value of these securities on the statement of financial condition. At December 31, 2009, these amounts totaled $5.6 billion and are reflected as securities received as collateral and obligation to return securities received as collateral.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following (in thousands):

	Receivables	Payables
Clearing organizations	$ 539,899	$ 38,726
Broker dealers	647,248	4,007
Securities failed-to-deliver/receive	73,375	102,671
Total	$ 1,260,522	$ 145,404

The Company clears certain of its proprietary and customer transactions through securities clearing organizations and other clearing houses. The amounts receivable from and payable to clearing organizations relate to good faith deposits, net settlement balances, and net receivable or payable balances arising from unsettled trades. As of December 31, 2009, clearing organizations receivables include net receivable from unsettled trades totaling $345.8 million; deposits and net settlement balances from securities clearing organizations totaling $127.7 million; and net settlement balances from other clearing houses totaling $66.3 million. Clearing organizations payables include net settlement balances totaling $38.7 million.

The Company also clears certain proprietary transactions through other broker dealers. The amounts receivable from and payable to other broker dealers include a net settlement account balance at an affiliated clearing broker and amounts outstanding for commissions and other brokerage fees. As of December 31, 2009, broker dealer receivables include a net settlement account balance for $636.6 million. Other broker dealer receivables include outstanding commissions and brokerage fees.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

6. Other Assets, and Accrued Expenses and Other Liabilities

Other Assets

The following table sets forth the amounts that are included in other assets on the Company's statement of financial condition at December 31, 2009 (in thousands):

	Receivables
Receivables from affiliates	$ 128,549
Deferred plan investments	91,663
Dividends and interest	43,756
Exchange memberships, net of provision for impairment	3,331
Fixed assets, net of accumulated depreciation	325
Miscellaneous receivables and other	13,382
Total	$ 281,006

As discussed in note 8, receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business.

Deferred plan investments consist of certain OTC derivative contracts and other investments in connection with deferred employee compensation. The OTC derivative contracts are with an affiliate and have fair values totaling $26.8 million at December 31, 2009. Other deferred plan investments include a company owned life insurance policy ("COLI") with a cash surrender value of $38.8 million and various mutual funds for $26.1 million.

Dividends and interest receivables include outstanding dividends from trading securities and outstanding rebates from securities borrowed activities. Rebates from securities borrowed activities totaled $9.6 million, of which $3.3 million are with SG and affiliates.

Miscellaneous receivables and other include accrued fees, prepaid expenses, and other sundry receivables.

6. Other Assets, and Accrued Expenses and Other Liabilities (continued)

Accrued Expenses and Other Liabilities

The following table sets forth the amounts that are included in accrued expenses and other liabilities on the Company's statement of financial condition at December 31, 2009 (in thousands):

	Payables
Employee related payables	$ 174,031
Payables to affiliates	40,135
Dividends and interest	10,491
Other liabilities	16,038
Total	$ 240,695

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities.

Payables to affiliates include certain OTC derivative contracts and other outstanding balances with SG and affiliates. As of December 31, 2009, the fair value of the OTC derivative contracts, net of cash paid totaled $5.3 million. Other payables to affiliates totaled $34.8 million, and as discussed in note 8, include outstanding balances with SG and affiliates for operational and administrative support and management services.

Dividends and interest payables include outstanding dividends from trading securities and outstanding interest from securities loaned and other activities. Interest from securities loaned and other activities totaled $5.4 million, of which $0.8 million are with SG and affiliates.

Other liabilities generally include legal fees, accrued expenses, and other sundry payables.

7. Assets and Liabilities Fair Value Measurement

Fair Value Measurements on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Level 1	Level 2	Level 3	Carrying Value in Statement of Financial Condition
Assets				
Securities owned, at fair value	$ 6,658,919	$ 2,149	$ 1,149	$ 6,662,217
Securities received as collateral	5,611,574	–	–	5,611,574
Other assets	26,066	65,597	–	91,663
Liabilities				
Securities sold, not yet purchased, at fair value	233,376	–	353	233,729
Obligation to return securities received as collateral	5,611,574	–	–	5,611,574
Accrued expenses and other liabilities	–	5,275	–	5,275

The table below sets forth a reconciliation of the beginning and ending balances for Level 3 assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2009 (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
Beginning balance	$ 21	$ 152
Net purchases, sales, settlements	1,118	201
Transfers in and/or out of Level 3	7	16
Gains (losses) related to balances held at the reporting date	3	(16)
Ending balance	$ 1,149	$ 353

7. Assets and Liabilities Fair Value Measurement (continued)

Fair Value Measurements on a Non-Recurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. These assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances (e.g., when there is evidence of impairment).

As of December 31, 2009, nonrecurring measurement was performed only on the Company's exchange membership seats. Exchange membership seats, which are included in other assets, were measured as Level 3 assets. There were no exchange membership impairments in 2009.

8. Related Party Transactions

At December 31, 2009, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets		
Cash	$	119
Receivables from brokers, dealers and clearing organizations		636,620
Receivables from non-customers		35,656
Securities borrowed		1,034
Securities received as collateral		17,738
Securities owned, at fair value		1,762
Other assets		158,698
Liabilities		
Short-term borrowings – (refer to note 9)		4,562,000
Payables to customers		48,953
Payables to non-customers		2,335,894
Securities loaned		1,639,827
Obligation to return securities received as collateral		17,738
Accrued expenses and other liabilities		40,904
Subordinated borrowings – (refer to note 10)		640,000

8. Related Party Transactions (continued)

The related party balances set forth in the table above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

The Company maintains certain bank accounts at an affiliated bank. These bank balances are included in cash on the statement of financial condition and are as set forth in the table above.

The Company clears proprietary futures transactions through an affiliate clearing broker dealer. As of December 31, 2009, the Company reported a net receivable from affiliated clearing broker in receivables from brokers, dealers and clearing organizations on the statement of financial condition, as set forth above.

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement and custody services for their U.S. trading activities. Clearing and settlement balances are reflected in receivables from and payables to customers and non-customers on the statement of financial condition and are as set forth in the table above. The Company earns certain revenues in connection with these services. Outstanding receivables related to these services totaled $17.6 million and are included in other assets on the statement of financial condition. The Company also earns interest from SG and affiliates for margin loans and pays interest on free credit balances and credit balances resulting from their short sales activities. Related outstanding payables totaled $0.7 million and are reported in accrued expenses and other liabilities on the statement of financial condition.

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company enters into short-term resale and repurchase agreements with an affiliated company. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are reflected in securities purchased under agreements to resell. Repurchase agreements are entered into for financing purposes and are reported in securities sold under agreements to repurchase in the statement of financial condition. There were no outstanding resale and repurchase agreements at December 31, 2009.

- The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

8. Related Party Transactions (continued)

When cash collateral is advanced or received, these activities are recorded at the contract amount in securities borrowed and securities loaned on the statement of financial condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair values of the securities received are reported in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. Affiliated balances in connection with these securities loan agreements are as set forth above.

Certain securities borrowed and securities loaned transactions are prepaid and the related securities are delivered or received at a later date. Prepaid stock borrows and stock loans are unsecured and are reported in receivables from or payables to brokers, dealers and clearing organizations on the statement of financial condition. There were no outstanding prepaid securities borrowed or securities loaned at December 31, 2009.

At December 31, 2009, outstanding securities borrowed and securities loaned interest receivable and payable totaled $3.3 million and $0.004 million respectively, and are included in other assets and accrued expenses and other liabilities.

The Company acts in an agent and broker capacity on behalf of SG in the U.S. markets. For the period January 1, 2009 to September 30, 2009 the Company, as agent, pursuant to intercompany "retrocession" agreements, recorded commissions for selling SG structured products to domestic clients. As a broker, the Company earned commissions on trading profits generated by the Company for SG's domestic trading books. Outstanding receivables related to the commissions above totaled $56.2 million and are reflected in other assets in the statement of financial condition.

Effective October 1, 2009, SG implemented a new global transfer pricing methodology for its capital market activities. For purposes of these global agreements, SGASH will act as administrative agent and counterparty with SG for transactions in which SGAS acts as agent for SG.

As a result, SGASH has entered into a Service Level Agreement (SLA) with SGAS in which SGASH pays SGAS cost plus markup in consideration for SGAS acting as SG's Agent in the U.S. Outstanding receivables related to these activities totaled $47.8 million and are reflected in other assets in the statement of financial condition.

The Company also introduces certain clients to foreign broker dealer affiliates to execute and clear securities transactions. A portion of the fees earned by affiliates are rebated to the Company. Related receivables from affiliate totaled $6.8 million and are included in other assets on the statement of financial condition.

8. Related Party Transactions (continued)

The Company entered into various forward contracts with SG to hedge its exposure on certain trading positions. As of December 31, 2009, the fair values of open forward contracts totaled $1.8 million and are reported in securities owned, at fair value on the statement of financial condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2009, the fair value asset and liability of these derivatives, net of cash paid or received, totaled $26.8 million and $5.3 million, respectively. The fair values of these contracts are included in other assets and accrued expenses and other liabilities on the statement of financial condition.

Certain costs have been allocated from SG and affiliates to the Company under various administrative support and management service agreements. Cost allocations include, but are not limited to, transfer pricing, administration and security, credit administration, risk management, human resources administration and insurance. Certain costs were also allocated to the Company for fixed assets services. Outstanding payables related to inter-entity cost transfers totaled $34.8 million and are included in accrued expenses and other liabilities.

The Company has other outstanding receivables from affiliates for reimbursement of various payments the Company has made on their behalf. As of December 31, 2009, outstanding receivables from affiliates for reimbursements totaled $0.2 million and are included in other assets on the statement of financial condition.

9. Short-term Borrowings

Short-term borrowings are with affiliated companies and are generally obtained to fund operating activities. As of December 31, 2009, outstanding short-term borrowings were unsecured and totaled $4.6 billion. Short-term borrowings bear interest ranging from 0.25% to 0.28% and mature at various dates through 2010. Related outstanding interest payables to affiliates were $0.04 million and are included in accrued expenses and other liabilities on the statement of financial condition.

10. Subordinated Borrowings

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

10. Subordinated Borrowings (continued)

Subordinated borrowings are generally obtained from affiliated companies at prevailing market rates. As of December 31, 2009, subordinated borrowings totaled $640 million and are pursuant to multiple subordinated agreements with SG. Subordinated borrowings bear interest at floating rates, ranging from Libor + 50 basis points to Libor + 70 basis points. Subordinated borrowings mature on various dates through 2011. Certain borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the borrower does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date. Related outstanding interest payables to affiliates were $0.03 million and are included in accrued expenses and other liabilities on the statement of financial condition.

11. Employee Benefits

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan. Employees are eligible to participate in the 401(k) Plan on their date of hire if they are at least 21 years of age. Employees are able to contribute from 1% and over, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG.

12. Deferred Compensation

The Company sponsors a voluntary deferred compensation plan for eligible employees. The liabilities related to this deferred compensation plan are joint and several with SG. Contributions are made on a tax deferred basis. Employee deferrals are charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on changes in value of the investment funds. A deferred compensation liability of $50.4 million is included in accrued expenses and other liabilities on the statement of financial condition.

Each year the Company requires selected employees to defer a portion of their bonus compensation ("Involuntary Plan"). Participants are allowed to invest in alternative investment vehicles that vest over an approximate period between three to four years. The value of the vested deferred amounts may change based on the performance of the SG stock or employee selected

12. Deferred Compensation (continued)

alternative investment vehicles. The Company has recorded a liability of $51.6 million, which is included in accrued expenses and other liabilities on the statement of financial condition. Certain employees elected to defer bonuses that became vested and due from the Involuntary Plan. As of December 31, 2009, the related outstanding liability totaled $6.7 million and is included in accrued expenses and other liabilities on the statement of financial condition.

In the past, SG has also sponsored annual plans enabling eligible employees to defer a portion of their annual performance related compensation to make an investment in an alternative investment vehicle indexed to the performance of investments in the SG Merchant Banking Fund L.P. ("SGMBF"), a related party. The Company's liability to its employees under the plan is based upon the performance of investments in SGMBF. In 2009, SGMBF was dissolved and eligible employees were paid based on the value of the investments in SGMBF. There were no outstanding liabilities as of December 31, 2009.

The Company's employees are granted awards under SG's various stock incentive plans. SG sponsors an Employee Stock Purchase Plan ("ESPP") called the Société Générale International Group Savings Plan, allowing employees to purchase SG stock at a 20% (15% in certain jurisdictions) discount. The Company provides matching contributions to the ESPP, which are equal to a specified percentage of the employees' contribution, as defined by the ESPP. Employee shares are non-forfeitable when issued and, accordingly, are subject to a five-year restriction on the sale of shares called the Holding Period with exceptions that qualify for Early Release of Shares. The Company records its share of the discount under the ESPP, which is paid by SG, as a compensation expense with a corresponding credit to equity.

SG has also granted certain employees of the Company options to purchase shares of SG stock. Such options have been granted to employees of the Company with exercise prices equal to the average of the opening trading price of SG shares on the Euronext Paris SA exchange during the 20 trading days prior to the date of grant. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant. The Company records its allocated share of the stock-based compensation cost from SG as a compensation expense with a corresponding credit to equity.

Certain eligible employees participate in a Société Générale Corporate and Investment Banking Partnership. The participants in the partnership are selected every year and are entitled to receive an amount determined based on the net income of Société Générale's Corporate and Investment Banking division. Participants are eligible to receive the award only if certain return on equity goals are met in the partnership year. To the extent awards are earned, they are subject to a four-year cliff vesting. When the award is fully vested, the Company receives cash payments from SG to make payments under the plan. These cash reimbursements from SG are recorded by the

12. Deferred Compensation (continued)

Company as capital contributions. For the year ended December 31, 2009, reimbursements from SG totaled $0.9 million.

13. Off-Balance-Sheet Risks

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the statement of financial condition. Based upon the credit quality of counterparties, collateral values and past loss experience, management believes the consummation of these commitments will have no material adverse effect on the Company's financial position.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis, and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

13. Off-Balance-Sheet Risks (continued)

The table below sets forth the Company's derivative financial instruments that were executed, for trading purposes, through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2009 (in thousands):

	Contractual / Notional Amount	Fair Value
Futures contracts:		
Commitments to sell	$14,406,258	$(29,187)
Listed options:		
Held	70,586	1,638
Written	42,407	(1,703)
Forward contracts	50,037	1,762

The Company's futures contracts, which are typically commitments to buy or sell equity stock indexes, are executed on an exchange, and cash settlement is made on a daily basis for market movements. These contracts have remaining maturities of less than one year.

The Company's listed options contracts consist of various call and put options on equity stock indexes. Options contracts carry expiration of less than one year.

Forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2009, the Company had contracts with notional amounts totaling $70.1 million and net fair values totaling $21.6 million. The fair values of these contracts are reported gross in other assets and accrued expenses and other liabilities on the statement of financial condition. These contracts were entered into with an affiliate and carry expirations ranging from January 2010 to March 2010.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At December 31, 2009, the company had commitments to enter into future securities borrow and securities loan agreements. At December

13. Off-Balance-Sheet Risks (continued)

31, 2009, commitments in connection with securities borrowed totaled $39.1 million. Commitments related to securities loaned also totaled $39.1 million, all of which are with SG.

14. Concentration of Credit Risk

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include other broker dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

As of December 31, 2009, the Company's exposure on unsecured assets to any one counterparty did not exceed 3% of total assets.

15. Commitments, Contingent Liabilities and Guarantees

Commitments

The Company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions. Future minimum rental payments for the sublease agreements are as set forth in the table below (in thousands):

	Minimum Rental Payments
2010	$ 613
2011	656
2012	656
2013	656
2014	656
2015 and thereafter	2,624
Total	$ 5,861

15. Commitments, Contingent Liabilities and Guarantees (continued)

Rent expense includes charges pursuant to the agreement discussed above, as well as charges allocated from an affiliate for other office spaces and facilities utilized by the Company. The Company is not obligated for future rental payments for these allocations.

Contingent Liabilities

In the normal course of business, the Company may be named as a defendant in civil litigation, arbitration or other judicial proceedings. In addition, the Company, like most large complex financial institutions, receives numerous regulatory inquiries and is involved in various regulatory investigations. While some of these inquiries may result in some regulatory resolution, we do not believe the resolution of any of these inquiries will have a material impact on the Company's statement of financial condition.

The SEC has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader in the former equity derivatives division of SG Cowen & Co., LLC. (The equity derivatives division, which was part of SG Cowen at the time of the events at issue, has been part of the Company since April 2004.) Pollet was terminated by SG Cowen in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in a public equity, or so-called ''PIPE's.'' In July 2007, the Company agreed to be the named corporate respondent in connection with a negotiated settlement of the matter with the SEC. On February 13, 2009, in connection with that settlement, the SEC issued an Order Instituting Administrative Proceedings, Making Findings and Imposing Remedial Sanctions. Without admitting or denying the findings in the SEC Order, including that the Company failed to properly supervise Pollet, the Company agreed to resolve the matter by disgorging the sum of $5.7 million and paying prejudgment interest of $2.6 million. Settled amounts were previously accrued and no expenses were recorded in 2009.

Guarantees

The Company applies the provisions of the FASB ASC 460 - *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 - *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have

15. Commitments, Contingent Liabilities and Guarantees (continued)

not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

16. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2009, the Company had net capital of $2.109 billion, which was $2.108 billion in excess of the net capital requirement of $1.5 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2009, the Company had a customer reserve requirement of $22.7 million. At December 31, 2009, the Company had approximately $75 million segregated on deposit for the exclusive benefit of customers.

17. Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date on which the statement of financial condition is being issued.

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Statement of Financial Condition

SG Americas Securities, LLC
December 31, 2009
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Ernst & Young

Ernst & Young LLP
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New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Member and Management of SG Americas Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the member and management of SG Americas Securities, LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries including check copies and the related bank statements.

   No findings were noted.

2. Compared the amounts reported on schedules derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional

ERNST & YOUNG

Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066125 FINRA DEC
SG AMERICAS SECURITIES LLC 10*10
ATTN: XXXXXXXXXX Steven Goune
480 WASHINGTON BLVD 23RD FL
JERSEY CITY NJ 07310-2053

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,231,538

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (501,620)

7/29/09
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 729,768

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 729,768

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 729,768

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SG AMERICAS SECURITIES LLC
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31 20 09
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 562,273,938
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		$85,129,455
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		$85,129,455
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		16,787,820
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		35,292,469
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$102,707,923	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 18,790	
Enter the greater of line (i) or (ii)		102,707,923
Total deductions		154,788,212
2d. SIPC Net Operating Revenues		$ 492,615,181
2e. General Assessment @ .0025		$ 1,231,538

(to page 1 but not less than $150 minimum)